Exhibit 12.1

[Letterhead of Dorsey & Whitney LLP]

September ●, 2020

Contact Gold Corp.

400 Burrard St., Suite 1050

Vancouver, BC Canada V6C 3A6

Re:   Offering Statement on Form 1-A

Ladies and Gentlemen:

We have acted as counsel to Contact Gold Corp., a British Columbia corporation (the "Company"), in connection with an Offering Statement on Form 1-A (the "Offering Statement") filed by the Company with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended, relating to the offer and sale by the Company of up to 100,000,000 Units of the Company (the "Units") at a public offering price of Cdn$0.20 per Unit.  Each Unit consisting of one share of common stock, par value US$0.001 per share, of the Company (the "Unit Shares"), and one-half of one warrant of the Company (a "Warrant").  Each whole Warrant is exercisable by the holder thereof to acquire, subject to adjustment in certain circumstances, one share of common stock of the Company (a "Warrant Share") at an exercise price of Cdn$0.27, on or before 4:30 p.m. (Vancouver time) on the date that is twenty-four (24) months from the Closing Date.  The Warrants are governed by the terms of a Warrant Indenture between the Company and Computershare Trust Company of Canada dated as of the Closing Date (the "Warrant Indenture").  In addition, the Offering Statement qualifies broker compensation warrants (the "Broker Warrants"), exercisable to acquire, subject to adjustment in certain circumstances, one share of common stock of the Company (a "Broker Warrant Share") at an exercise price of Cdn$24, on or before 4:30 p.m. (Vancouver time) on the date that is twenty-four (24) months from the Closing Date, in accordance with the terms of the certificates representing the Broker Warrants (the "Broker Warrant Certificates").

We have examined such documents and have reviewed such questions of law as we have considered necessary or appropriate for the purposes of our opinions set forth below. In rendering our opinions set forth below, we have assumed the authenticity of all documents submitted to us as originals, the genuineness of all signatures and the conformity to authentic originals of all documents submitted to us as copies. We have also assumed the legal capacity for all purposes relevant hereto of all natural persons. As to questions of fact material to our opinions, we have relied upon certificates or comparable documents of officers and other representatives of the Company and of public officials.

Based on the foregoing, we are of the opinion that (a) the Units, the Unit Shares, the Warrants and the Broker Warrants when issued, delivered and paid for as described in the Offering Statement will be validly issued, fully paid and non-assessable and (b)(i) the Warrant Shares when issued, delivered and paid for in accordance with the Warrant Indenture and (ii) the Broker Warrant Shares when issued, delivered and paid for in accordance with the Broker Warrant Certificates, will be validly issued, fully paid and non-assessable.

We hereby consent to the filing of this opinion as an exhibit to the Offering Statement, and to the reference to our firm under the heading "Legal Matters" in the Offering Statement. In giving this consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

Very truly yours,

DORSEY & WHITNEY LLP /s/ Dorsey & Whitney LLP

KGS/JKB